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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the period May 11, 2004

SANPAOLO IMI S.p.A.
(Exact name of registrant as specified in its charter)

Piazza San Carlo 156
10121 Turin, Italy
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANPAOLO IMI S.p.A.
Date: May 11, 2004	By:	/s/ GIORGIO SPRIANO
	Name:	Giorgio Spriano
	Title:	Head of Company Secretariat

SANPAOLO IMI GROUP

SANPAOLO IMI Group: results of the quarter to 31 March 2004 approved

Net income: 386 million euro (+37.4% on 2003)

Annualised RoE: 13.8% (10.4% in 2003)

Main income lines up on same period of 2003:

  •
  Net interest and other banking income was 1,859 million euro (+6.4%), thanks to positive performance in net commissions (+15.1%) and profits from companies valued at net equity and dividends from shareholdings (+58.9%)

  •
  Operating income was 720 million euro (+19%) and the cost/income ratio improved (59.5% against 63.3% in the first three months of 2003 and 62% in the financial statements for 2003)

  •
  Ordinary income rose to 535 million euro (+22.4%), notwithstanding greater net adjustments to loans and provisions

  •
  Direct deposits rose by 2.4% from the beginning of the year

  •
  Customer financial assets grew (+5.1%); the positive trend in asset management (+8.1%), asset administration (+7.7%) and life technical reserves (+26.2%) continues

Turin, 11 May 2004—The Board of Directors today approved the results of the SANPAOLO IMI Group for the first quarter of 2004, showing a positive performance in the main income lines compared to the corresponding period of 2003.

In a gradual economic recovery, but still generally weak, the Group achieved ordinary income of 535 million euro (+22.4% on the corresponding period of 2003) and a net improvement in net interest and other banking income (+6.4%), thanks above all to growth in net commissions(+15.1%) and income from companies valued at net equity and dividends from shareholdings (+58.9%) ordinary income benefited, in addition to the growth in operating revenues, also from the constant attention to costs and asset quality, which remains high notwithstanding the adjustments.

The cost/income ratio was influenced by the significant increase in operating income (+19%), which led it to fall to 59.5%.

Net income was thus 386 million euro against 281 million in the preceding period (+37.4%): annualised RoE reached 13.8% against 10.4% in the first quarter of 2003.

The results are fully in line with the growth plan set in the 2004 budget and, in the light of the current trend, allow confirmation of the Three Year Plan's objectives: RoE of 15% in 2005 and, at that date, a cost/income ratio of 55%.

* * *

Net interest and other banking income of the Group was 1,859 million euro, thanks above all to the positive trend in commission revenues.

Net interest income in the first three months of 2004 was 904 million euro: the reduction of 2.2% on the same period of the previous year was achieved despite a good withholding in customer spread and largely due to the fall in interest rates and reduced income from funding imbalances, only partially compensated by business volumes.

Net loans to customers at the end of March 2004 were 120.6 billion euro, down 2% from the beginning of the year. The annual change was substantially due to the 14.9% fall in short-term loans. The reduction was, in fact, only partially compensated for by the positive performance in medium-long term lending, growing annually by 6.3%. It should be noted, however, that in average terms, loans to customers, excluding repurchase agreements, grew by 3.3%.

In medium-long term lending the good performance in financing to the retail sector (0.9 billion euro in mortgage loans from the domestic banking networks, up 9.5% on the first quarter of 2003) and loans to public works and infrastructure (Banca OPI's total mortgage loans at the end of the period was 18.4 billion euro up 2.1% over the 12 months) proceeded, while the downsizing of large corporate and institutional positions continued.

Direct deposits amounted to approximately 134.9 billion euro up 2.4% from the beginning of the year.

At the end of March the Group's domestic market share was 10.5% in loans and direct deposits.

Net commissions of the Group in the first quarter were 785 million euro, up 15.1% on the corresponding period of the previous year. This performance was the result of revenues in all sectors. In particular, growth was driven by management, dealing and consultancy (+18.4%), thanks to performance in asset management (+19.1%) and securities dealing and custody, foreign exchange (+14.3%). Commissions from asset management in the quarter were more than 50% of the total and 65 million higher on the same period of 2003. The development was due both to the positive performance effect, and to a mix more orientated to equity products.

Excellent results from the traditional banking areas should also be noted, such as finance, guarantees and deposits and current accounts.

Customer financial assets at the end of March were approximately 374 billion euro, up by 1.7% from the beginning of the year and 5.1% on the corresponding period of 2003.

Indirect deposits amounted to 239.3 billion euro, up 8% on the end of March 2003, as a result of the positive development both of fund management and fund administration. The positive performance in asset management (+8.1% at the end of March 2003) is due to the net inflow from the distribution networks into insurance, which partially compensated for the disinvestments from mutual funds and GPM, the revaluation of assets under management: the volumes of mutual funds and fund-based asset management, in fact, benefited from the recovery in stock markets, allowing an increase of 0.5% in the total by the end of December 2003. In the 12 months, there was a repositioning within mutual funds towards equity funds, with a share rising from 19.4% to 24.9%, while the proportion of other funds fell.

The stock of asset management at the end of March reached 145.3 billion euro, with an incremental flow from the beginning of the year of nearly 1.6 billion euro (+1.1% from the beginning of the year): the negative flow in the quarter was strongly conditioned by asset movements from Adriavita, following the sale of the shareholding held by the Group in the Generali insurance company and the reorganisation of Eptaconsors, net of which the situation was largely stable. The SANPAOLO IMI Group continues to occupy first position in the domestic mutual fund market, with a share of 21%.

Life technical reserves confirmed the growth already seen in 2003 (+26.2% on the end of March 2003 and +5.6% from the beginning of the year): life products represented one of the preferred customer investment choices. Net receipts from the distribution networks in the first three months were 1.4 billion euro and took life tecnical reserves to 35.4 billion euro.

Assets under administration were almost 94 billion euro (+7.7% annually, +1.5% from the beginning of the year).

Profits from financial transactions and dividends from shares amounted to 81 million euro, slightly less than the 85 million euro in the corresponding period of 2003.

Profits from companies carried at net equity and dividends from shareholdings (+58.9% on March 2003) also grew, reaching 89 million euro in the quarter, thanks to the contribution of the insurance companies of the Group (69 million euro) and reflects the life performance.

Operating income in the first three months was 720 million euro, up 19% from the end of March 2003, thanks also to the attentive policy of cost containment.

Administrative costs were 1,115 million euro (-0.1%), exactly in line with the first three months of 2003 and less than inflation (+2.3%). In particular, personnel expenses (693 million euro) fell thanks to personnel optimisation (-3.7% in average terms), which more than compensated for the growth in salaries from the CCNL national employment contract. The cost/income ratio in the first quarter of 2004 was 59.5%, with a reduction of 3.8 percentage points compared to the corresponding period of 2003.

Other administrative costs amounted to 358 million euro (+1.4% on 2003).

Amortisation for merger goodwill and positive differences on consolidation and net equity were 35 million euro and in line with those of the first quarter of 2003.

Provisions and net adjustments to loans and financial fixed assets were 150 million euro, against 134 million in the first three months of 2003, up by 11.9%.

The net flow includes 27 million euro for the reserve for risks and charges (unchanged on 2003) and 130 million euro in provisions and adjustments for credit risks (68 million in 2003): this figure is essentially in line with the expected average loss on the loan portfolio and includes an further strengthening of the general reserve (38 million euro).

The net flow includes, also, 7 million euro di in net write backs to financial fixed assets (compared to 39 million in adjustments in the first three months of 2003) and includes: the write back of the value of the shareholding in SCH (revalued at 92 million euro), a prudent adjustment on CDC Ixis (50 million euro) and further adjustments on H3G (30 million euro) and FIAT (5 million euro).

In the first three months of 2004 the amount of the general reserve of the Group was around 1,140 billion euro (1,102 at December 2003), 0.9% of the performing loan portfolio: this coverage level is considered to represent a correct balance between the high quality of the loan portfolio and economic instability.

Compared to the first three months of 2003 net non-performing loans fell by 5.6% (1,178 million euro against 1,248 in the corresponding period of 2003), while problem loans, restructured loans and loans in course of restructuring (1,553 million euro against 1,480 in 2003) rose by 4.9%: coverage ratios were respectively 73.2% and 32.2%.

Asset quality, notwithstanding the economic scenario, remains high and the credit risk indices of the Group are therefore at good levels: the ratio of net non-performing loans to net customer loans is 1% and between problem loans and loans in course of restructuring to net customer loans 1.2%.

Ordinary income was thus 535 million euro (+22.4%).

Net extraordinary income was 59 million euro, against 42 million euro in the corresponding period of 2003 (+40.5%): this included 55 million euro in capital gains from the sale of the remaining 30% of Finconsumo Banca to SCH, in January 2004.

Gross income was thus 594 million euro (+24%) and the tax rate 32%, lower than the 39.5% in the first quarter of 2003, above all because of the new tax treatment concerning charges and revenues on investments in force from 2004, a reduction of one percentage point in corporate tax and the rebalancing of the local IRAP income tax.

At the end of March 2004 the Group's solvency ratios were 7.6% (Tier 1 ratio) and 10.9% (total ratio).

The US Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. This release contains forward-looking statements which reflect management's current views on certain future events and financial performance. Actual results may differ materially from those projected or implied in the forward-looking statements. Furthermore, certain forward-looking statements are based upon assumptions of events which may not prove to be accurate. The following could cause actual results to differ materially from those projected or implied in any forward-looking statements: competitive conditions or unexpected changes in the markets served by Sanpaolo IMI, fiscal policy or plans in Italy or the European Union, unexpected turbulence in interest rates, foreign exchange rates or equity prices, regional or general changes in asset valuations, the business and financial condition of the company or its customers, Italian and foreign laws, regulations and taxes and the adequacy of loss reserves and general economic conditions in Italy and in other countries where Sanpaolo IMI conducts its business. These factors should not be considered as exhaustive. Because of such uncertainties and risks, readers should not place undue reliance on such forward-looking statements, which speak only as of the date of this release. Sanpaolo IMI assumes no responsibility to update any such forward-looking statements.

INVESTOR RELATIONS

investor.relations@sanpaoloimi.com – Telefax +39 011 5552989
 Dean Quinn (+39 011 5552593)
 Damiano Accattoli (+39 011 5553590)
 Alessia Allemani (+39 011 5556147)
 Andrea Filtri (+39 011 5556965)
 Anna Monticelli (+39 011 5552526)

Reclassified consolidated statement of income

	First quarter 2004	First quarter 2003 pro forma(1)	Change First quarter 2004/ First quarter 2003 pro forma	2003(2)
	(€/mil)	(€/mil)	(%)	(€/mil)
NET INTEREST INCOME	904	924	–2.2	3,716

Net commissions and other net dealing revenues	785	682	+15.1	3,036
Profits and losses from financial transactions and dividends on shares	81	85	–4.7	447
Profits from companies carried at equity and dividends from shareholdings	89	56	+58.9	270

NET INTEREST AND OTHER BANKING INCOME	1,859	1,747	+6.4	7,469

Administrative costs	–1,115	–1,116	–0.1	–4.610
—personnel	–693	–697	–0.6	–2,841
—other administrative costs	–358	–353	+1.4	–1,512
—indirect duties and taxes	–64	–66	–3.0	–257
Other operating income, net	76	81	–6.2	329
Adjustments to tangible and intangible fixed assets	–100	–107	–6.5	–484

OPERATING INCOME	720	605	+19.0	2,704

Adjustments to goodwill and merger and consolidation differences	–35	–34	+2.9	–158
Provisions and net adjustments to loans and financial fixed assets	–150	–134	+11.9	–859
—provisions for risks and charges	–27	–27	—	–l95
—adjustments to loans and provisions for guarantees and commitments	–130	–68	+91.2	–724
—net adjustments to financial fixed assets	7	–39	n.s.	60

INCOME BEFORE EXTRAORDINARY ITEMS	535	437	+22.4	1,687

Net extraordinary income	59	42	+40.5	–32

INCOME BEFORE TAXES	594	479	+24.0	1,655

Income taxes for the period	–190	–189	+0.5	–644
Change in reserves for general banking risks	—	—	—	9
Income attributable to minority interests	–18	–9	+100.0	–48

NET INCOME	386	281	+37.4	972

(1)
The pro forma data for the first quarter of 2003 have been prepared to allow a comparison on a consistent basis with those of 2004, the pro forma reflects, as per usual, the line-by-line consolidation of Inter-Europa Bank and proportional consolidation of Cassa dei Risparmi di Forlì from 1 January 2003, as well as the exclusion from line-by-line consolidation of Banque Sanpaolo and proportional consolidation of Finconsumo Banca from the same date.

(2)
To ensure a greater comparability with 2003, the items concerning dividend taxation included in "Profits from companies valued at net equity and dividends from shareholdings" are restated in "Taxes for the period".

Quarterly analysis of the reclassified consolidated statement of income

		2003(1)
	2004 First trimestre	Fourth quarter	Third quarter pro forma	Second quarter pro forma	First quarter pro forma	Average quarter
	(€/mil)	(€/mil)	(€/mil)	(€/mil)	(€/mil)	(€/mil)
NET INTEREST INCOME	904	921	939	932	924	929

Net commissions and other net dealing revenues	785	855	786	713	682	759
Profitti e Profits and losses from financial transactions and dividends on shares	81	108	76	178	85	112
Profits from companies carried at equity and dividends from shareholdings	89	61	63	90	56	68

NET INTEREST AND OTHER BANKING INCOME	1,859	1,945	1,864	1,913	1,747	1,868

Administrative costs	–1,115	–1,214	–1,128	–1.152	–1,116	–1,153
—personnel	–693	–735	–696	–713	–697	–710
—other administrative costs	–358	–422	–365	–372	–353	–378
—indirect duties and taxes	–64	–57	–67	–67	–66	–64
Other operating income, net	76	85	82	81	81	82
Adjustments to tangible and intangible fixed assets	–100	–148	–113	–116	–107	–121

OPERATING INCOME	720	668	705	726	605	676

Adjustments to goodwill and merger and consolidation differences	–35	–43	–35	–46	–34	–40
Provisions and net adjustments to loans and financial fixed assets	–150	–474	–71	–180	–134	–215
—provisions for risks and charges	–27	–88	–44	–36	–27	–49
—adjustments to loans and provisions for guarantees and commitments	–130	–432	–122	–102	–68	–181
—net adjustments to.financial fixed assets	7	46	95	–42	–39	15

INCOME BEFORE EXTRAORDINARY ITEMS	535	151	599	500	437	421

Net extraordinary income	59	179	–38	–215	42	–8

INCOME BEFORE TAXES	594	330	561	285	479	413

Income taxes for the period	–190	–133	–209	–113	–189	–161
Change in reserves for general banking risks	—	3	6	—	—	2
Income attributable to minority interests	–18	–14	–13	–12	–9	–12

NET INCOME	386	186	345	160	281	242

(1)
The pro forma data for the first three quarters of 2003 have been prepared to allow a comparison on a consistent basis, the pro forma figures reflect, as per usual, the line-by-line consolidation of Inter-Europa Bank and proportional consolidation of Cassa dei Risparmi di Forlì from 1 January 2003, as well as the exclusion from line-by-line consolidation of Banque Sanpaolo and proportional consolidation of Finconsumo Banca from the same date. Only for the second and third quarters of 2003, the items concerning dividend taxation included in "Profits from companies valued at net equity and dividends from shareholdings" are restated in "Taxes for the period".

Reclassified consolidated balance sheet

	31/3/2004	31/3/2003 pro forma(1)	Change 31/3/04- 31/3/03 pro forma	31/12/2003
	(€/mil)	(€/mil)	(%)	(€/mil)
ASSETS
Cash and deposits with central banks and post offices	914	967	–5.5	1,474
Loans	144,342	148,267	–2.6	146,877
—due from banks	21,527	22,741	–5.3	22,278
—loans to customers	122,815	125,526	–2.2	124,599
Dealing securities	28,557	20,489	+39.4	22,357
Fixed assets	9,755	9,866	–1.1	9,822
—investment securities	2,913	2,950	–l.3	2,935
—equity investments	4,586	4,453	+3.0	4,572
—intangible fixed assets	327	370	–11.6	343
—tangible fixed assets	1,929	2,093	–7.8	1,972
Differences arising on consolidation and on application of the equity method	933	1,055	–11.6	959
Other assets	22,496	22,131	+1.6	21,091

Total assets	206,997	202,775	+2.1	202,580

LIABILITIES
Payables	164,476	162,154	+1.4	160,255
—due to banks	29,613	27,896	+6.2	28,534
—due to customers and securities issued	134,863	134,258	+0.5	131,721
Provisions	4,304	3,908	+10.1	4,019
—for taxation	1,000	838	+19.3	732
—for termination indemnities	946	971	–2.6	946
—for risks and charges	2,055	1,751	+17.4	2,037
—for pensions and similar	303	348	–12.9	304
Other liabilities	19,878	19,010	+4.6	20,626
Subordinated liabilities	6,666	6,533	+2.0	6,414
Minority interests	290	354	–18.1	271
Shareholders' equity	11,383	10,816	+5.2	10,995

Total liabilities	206,997	202,775	+2.1	202,580

(1)
The pro forma data at 31 March 2003, were prepared to allow comparison on a consistent basis. The pro forma situations reflect conventionally the full consolidation of Inter-Europa Bank and proportional consolidation of Cassa dei Risparmi di Forlì from 1 January 2003, as well as the exclusion from the area of full consolidation of Banque Sanpaolo and proportional consolidation of Finconsumo Banca, again from the same date.

Quarterly analysis of the reclassified consolidated balance sheet

	2004	2003
	31/3	31/12	30/9 pro forma(1)	30/6 pro forma(1)	31/3 pro forma(1)
	(€/mil)	(€/mil)	(€/mil)	(€/mil)	(€/mil)
ASSETS
Cash and deposits with central banks and post offices	914	967	963	974	967
Loans	144,342	148,267	139,679	146,381	148,267
—due from banks	21,527	22,741	17,607	20,050	22,741
—loans to customers	122,815	125,526	122,072	126,331	125,526
Dealing securities	28,557	20,489	23,642	24,580	20,489
Fixed assets	9,755	9,866	9,690	9,586	9,866
—investment securities	2,913	2,950	2,864	2,895	2,950
—equity investments	4,586	4,453	4,424	4,253	4,453
—intangible fixed assets	327	370	334	339	370
—tangible fixed assets	1,929	2,093	2,068	2,099	2,093
Differences arising on consolidation and on application of the equity method	933	1,055	992	1,027	1,055
Other assets	22,496	22,131	22,893	26,460	22,131

Total assets	206,997	202,775	197,859	209,008	202,775

LIABILITIES
Payables	164,476	162,154	155,736	160,518	162,154
—due to banks	29,613	27,896	26,638	28,087	27,896
—due to customers and securities issued	134,863	134,258	129,098	132,431	134,258
Provisions	4,304	3,908	4,026	3,680	3,908
—for taxation	1,000	838	725	436	838
—for termination indemnities	946	971	985	971	971
—for risks and charges	2,055	1,751	2,007	1,925	1,751
—for pensions and similar	303	348	309	348	348
Other liabilities	19,878	19,010	20,555	27,311	19,010
Subordinated liabilities	6,666	6,533	6,484	6,784	6,533
Minority interests	290	354	298	292	354
Shareholders' equity	11,383	10,816	10,760	10,423	10,816

Total liabilities	206,997	202,775	197,859	209,008	202,775

(1)
The pro forma data for the first three quarters of 2003 were prepared to allow consistent comparison with the data at 31 March 2004. The pro forma situations reflect conventionally the full consolidation of Inter-Europa Bank and proportional consolidation of Cassa dei Risparmi di Forlì from 1 January 2003, as well as the exclusion from the area of full consolidation of Banque Sanpaolo and proportional consolidation of Finconsumo Banca, again from that    •    .

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SIGNATURES
SANPAOLO IMI Group: results of the quarter to 31 March 2004 approved
  Reclassified consolidated statement of income
  Quarterly analysis of the reclassified consolidated statement of income
  Reclassified consolidated balance sheet
  Quarterly analysis of the reclassified consolidated balance sheet